SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX

AMERICA • ASIA PACIFIC • EUROPE

May 15, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jan Woo
Matthew Crispino
Stephen Krikorian
Ryan Rohn

Re:	nCino, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted February 18, 2020
CIK No. 0001566895

Ladies and Gentlemen:

On behalf of our client, nCino, Inc. (“nCino” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 2, 2020 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted on February 18, 2020 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Confidential Draft No. 3”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Confidential Draft No. 3 and a copy marked to show all changes from the version confidentially submitted on February 18, 2020.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Confidential Draft No. 3.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

May 15, 2020

1.

Please revise the prospectus summary to include your response to prior comment 2 and your explanation of the criteria you used in selecting the customers identified in the summary and how those customers are representative of your overall customer base.

Response: The Company has revised the disclosure on page 2 of Confidential Draft No. 3 to address this comment.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 50

2.

We note your response to prior comment 5 that the company intends not to disclose ACV-based net retention on an ongoing basis after the company’s initial public offering. Given your metric appears material to an understanding of the “company’s ability to establish and, over time, grow customer relationships,” explain why you believe that this metric is not material to investors on an ongoing basis. As part of your response, address whether ACV-based net retention rates are used to manage the business as a key performance indicator. Refer to Section II.B.1 of SEC Release 33-8350.

Response: The Company respectfully advises the Staff that ACV-based net retention rate is not a metric the Company uses to manage the business or budget against. By contrast, the Company notes that other metrics, including total revenue, subscription revenue and subscription revenue growth, are used by management to manage the business and will be reported quarterly. The Company believes these metrics will serve to assist an investor’s understanding of the Company’s ability to establish and grow its customer relationships. Upon further consideration of the Staff’s comment and the metrics the Company actually uses to manage the business, the Company has determined that subscription revenue retention rates would be more useful for investors in understanding the extent to which year-over-year growth in the Company’s subscription revenues are driven by increases from existing customers. This metric focuses solely on recurring revenue growth, net of attrition, and is included for all fiscal years presented in the registration statement along with a discussion of the factors driving variation in the metric and trends. The Company plans to continue to report on this metric on an annual basis going forward.

The Company has continued to include the cohort-based presentation and discussion of ACV-based net revenue as an aid to investors in understanding behavioral dynamics in its customer base over the long term. The Company believes that, while useful to demonstrate the long-term “land and expand” dynamics within the customer base, this cohort-base presentation has limited utility for evaluating current period business performance compared to prior periods given the long-term nature of the data. For this reason, after the IPO, the Company does not presently intend to manage to or report regularly on this metric going forward. Finally, while the Company included an aggregate annual ACV-based net retention statistic in prior drafts of the registration statement, as noted above this is not a metric the Company uses to manage the business, and as such including this metric or explanations of fluctuations therein would require the Company to discuss factors on a year-over-year basis comprising essentially just mathematical functions not used by management for operational purposes, and that consequently border on academic. In addition, because the ACV-based net retention is not used operationally by management, the Company believes this metric and any discussion thereof would potentially be misleading, or if nothing else confusing, for investors. For these reasons, the Company has dispensed with this metric and does not intend to include it in the Prospectus or disclose it thereafter.

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

May 15, 2020

Business

Market Opportunity, page 67

3.	Please revise the disclosure in this section to include the material facts in your internal analysis and underlying assumptions that you outline in your response to prior comment 8.

Response: The Company has revised the disclosure on page 74 of Confidential Draft No. 3 to address this comment.

* * * *

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

May 15, 2020

If you have questions with respect to Confidential Draft No. 3 or the responses set forth above, please direct the questions to me at (212) 839-5931 or rryan@sidley.com.

Sincerely,

/s/ Robert A. Ryan

Robert A. Ryan

Sidley Austin LLP

cc:	Pierre Naudé, Chief Executive Officer
Greg Orenstein, Chief Corporate Development & Legal Officer and Secretary
David Rudow, Chief Financial Officer & Treasurer
Martin A. Wellington, Sidley Austin LLP
Paul D. Tropp, Ropes & Gray LLP
Michael Pilo, Ropes & Gray LLP